UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EPICOR SOFTWARE CORPORATION

(Name of Subject Company (Issuer))

EPICOR SOFTWARE CORPORATION

(Name of Filing Person (Issuer))

2.375% Convertible Senior Notes Due 2027

(Title of Class of Securities)

29426L AA6

(CUSIP Number of Class of Securities)

L. George Klaus

President and Chief Executive Officer

Epicor Software Corporation

18200 Von Karman Ave, Suite 1000

Irvine, California 92612

(949) 585-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$230,531,300	$26,764.69

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 2.375% Convertible Senior Notes Due 2027 (the “Securities”), as described herein, is approximately $1,002.31 per $1,000 principal amount at maturity outstanding. As of May

19, 2011, there was $230,000,000 in aggregate principal amount at maturity of Notes outstanding, resulting in an aggregate maximum purchase price of $230,531,300.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by the Indenture, dated as of May 8, 2007 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of May 8, 2007 (the “First Supplemental Indenture”), and the Second Supplemental Indenture, dated May 16, 2011 (the “Second Supplemental Indenture,” and the Base Indenture as supplemented by the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”) between Epicor Software Corporation, a Delaware corporation (the “Company”) and U.S. Bank National Association, as trustee (the “Trustee”), relating to the 2.375% Convertible Senior Notes Due 2027 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein, this Tender Offer Statement on Schedule TO-I (“Schedule TO”) is filed by the Company, with respect to the right of each holder (the “Holder”) of the Notes to require the Company to purchase, and the obligation of the Company to purchase, each $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, June 20, 2011, the Fundamental Change Repurchase Date, pursuant to the terms and conditions of the Fundamental Change Notice and Offer to Purchase dated May 20, 2011 (as it may be amended and supplemented from time to time, the “Fundamental Change Notice”), attached hereto as Exhibit (a)(1)(A), the Indenture and the Notes.

Holders may tender their Notes until 11:59 p.m., New York City time, on June 17, 2011.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Fundamental Change Notice is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Notice.

Item 1. Summary Term Sheet.

The information set forth in the section of the Fundamental Change Notice entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Epicor Software Corporation, a Delaware corporation. The address of the Company’s principal executive offices is 18200 Von Karman Avenue, Suite 1000, Irvine, California 92612 and its telephone number is (949) 585-4000

(b) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2 — Information Concerning the Notes” of the Fundamental Change Notice is incorporated herein by reference.

(c) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2.4—Market for the Notes and the Company’s Common Stock” of the Fundamental Change Notice is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Fundamental Change Notice is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1) The information set forth in the section entitled “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2—Information Concerning the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 3—Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 4—Right of Withdrawal,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights —Section 5—Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 6 — Notes Acquired,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 7 — Plans or Proposals of the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 10—Purchases of Notes by the Company and its Affiliates” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 11—Material U.S. Federal Income Tax Considerations” of the Fundamental Change Notice is incorporated herein by reference.

(a)(2) Not applicable.

(b) The information set forth in the section entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Fundamental Change Notice is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Except as noted in the information set forth in the sections entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 10 — Purchases of Notes by the Company and its Affiliates” of the Fundamental Change Notice, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary Term Sheet”, “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 2.1 — The Company’s Obligation to Purchase the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 6 — Notes Acquired,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 7—Plans or Proposals of the Company” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 12—Additional Information” of the Fundamental Change Notice is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 5—Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Notice is incorporated herein by reference.

(b) There are no material financing conditions in connection with the Company’s obligation to pay the Fundamental Change Repurchase Price for the surrendered Notes.

(d) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 5—Payment for Surrendered Notes; Source and Amount of Funds” of the Fundamental Change Notice is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and Annex A of the Fundamental Change Notice is incorporated herein by reference.

(b) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” of the Fundamental Change Notice is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 13—No Solicitations” of the Fundamental Change Notice is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

(b) Pro Forma Information. The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

Item 11. Additional Information.

(a) The information set forth in “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 1 — Information Concerning the Company,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 8 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 9 — Agreements Involving the Company’s Notes” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Rights — Section 12 — Additional Information” of the Fundamental Change Notice is incorporated herein by reference.

(b) The information set forth in the Fundamental Change Notice is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A) Fundamental Change Notice and Offer to Purchase to Holders of 2.375% Convertible Senior Notes Due 2027, dated May 20, 2011.

(a)(1)(B) Notice of Repurchase Right, Payment Upon Conversion in Cash and Entry Into Supplemental Indenture to Holders of Convertible Notes Of Epicor Software Corporation, dated May 20, 2011.

(b) Not applicable.

(d)(1) Form of Indenture, between the Company, U.S. Bank National Association, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-3, filed on May 1, 2007.

(d)(2) First Supplemental Indenture, dated as of May 8, 2007, between the Company and U.S. Bank National Association, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on May 14, 2007.

(d)(2) Second Supplemental Indenture, dated as of May 16, 2011, between the Company and U.S. Bank National Association, as Trustee, is incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K, filed on May 17, 2011.

(d)(4) Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation, is incorporated by reference to Exhibit 2.1 to the Form 8-K filed by on April 6, 2011.

(g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPICOR SOFTWARE CORPORATION

By:	/s/ John D. Ireland
Name:	John D. Ireland
Title:	Senior Vice President, Secretary and General Counsel

Dated: May 20, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Fundamental Change Notice and Offer to Purchase to Holders of 2.375% Convertible Senior Notes Due 2027, dated May 20, 2011.

(a)(1)(B)	Notice of Repurchase Right, Payment Upon Conversion in Cash and Entry Into Supplemental Indenture to Holders of Convertible Notes Of Epicor Software Corporation, dated May 20, 2011.

(b)	Not applicable.

(d)(1)	Form of Indenture, between the Company, U.S. Bank National Association, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-3, filed on May 1, 2007.

(d)(2)	First Supplemental Indenture, dated as of May 8, 2007, between the Company and U.S. Bank National Association, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on May 14, 2007.

(d)(2)	Second Supplemental Indenture, dated as of May 16, 2011, between the Company and U.S. Bank National Association, as Trustee, is incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K, filed on May 17, 2011.

(d)(4)	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation, is incorporated by reference to Exhibit 2.1 to the Form 8-K filed by on April 6, 2011.

(g)	Not applicable.

(h)	Not applicable.